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                                                                     Exhibit 2.1



                    AMENDMENT TO AGREEMENT AND PLAN OF MERGER

         This AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this "Amendment") is made and entered into as of June 20 , 2002 by and among Workstream Inc., a corporation organized under the laws of Canada ("Purchaser"), Icarian, Inc., a Delaware corporation ("Icarian"), and Workstream Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser (the "Merger Sub"), to amend that certain Agreement and Plan of Merger by and among Purchaser, Icarian and the Merger Sub (the "Agreement"). All capitalized terms not otherwise defined herein will have the meanings given to such terms in the Agreement.

                                    RECITALS

         WHEREAS, the parties to the Agreement wish to reduce the maximum aggregate number of Exchange Shares issuable under the Agreement from 3,300,000 shares to 2,800,000 shares and substitute U.S.$10,000.00 in cash for the Escrow Shares as the security for the indemnification obligations of the Icarian Stockholders under the Agreement;

         NOW, THEREFORE, in consideration of the foregoing recital, and for other good and valuable, consideration, the parties hereto agree as follows:

         1. Modification of Section 2.5. Section 2.5 of the Agreement is hereby amended and restated in its entirety as follows:


         "2.5 Purchase Price. In connection with the Merger and pursuant to the provisions of this Agreement and the Agreement of Merger, subject to adjustment pursuant to Section 2.6(f) hereof, the Purchaser shall issue an aggregate of 2,800,000 fully paid and nonassessable shares of Purchaser Common Stock (each share, an "Exchange Share") and pay an aggregate of U.S.$10,000.00 (the "Escrow Cash" and, together with the Exchange Shares, the Purchase Price) in exchange for all Icarian Shares outstanding immediately prior to the Effective Time."

         2. Modification of Section 2.6. Section 2.6 of the Agreement is hereby amended and restated in its entirety as follows:

         "2.6 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Icarian or the Icarian Stockholders:

                  (a) Each share of Preferred Stock and Common Stock of the Corporation held by an Icarian Stockholder that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger, be cancelled and extinguished and automatically converted into the right to receive that number of Exchange Shares and, subject to Section 2.7, amount of Escrow Cash determined in accordance with Article IV, Section 3 of the Corporation's currently effective Amended and Restated Certificate of Incorporation which is attached hereto as Exhibit B (the "Distribution Mechanism"), with the value of an Exchange Share for this determination being equal to the Merger Price Per Share, upon surrender of the certificate representing such Icarian Share in the manner provided herein. The portion of the Escrow Cash payable to any Icarian Stockholder following the Escrow Period shall be rounded to the nearest whole cent (with 0.5 being rounded up). Each of the parties to this Agreement hereby acknowledge and agree that the Escrow Cash may be paid, in the discretion of the Purchaser, from the assets of the Surviving Corporation. The preceding provisions of this Section 2.6(a) are subject to the provisions of Section 2.6(e) (regarding the elimination of fractional shares), Section 2.6(f) (regarding Capital Changes),
                           Section 2.6(g) (regarding Dissenting Shares (as defined below)) and Section 2.7 (regarding the withholding of the Escrow Cash).






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                  (b)      Each share of Icarian capital stock held by Icarian
                           immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof.

                  (c)      Intentionally omitted.

                  (d) Each share of common stock, $0.00l par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of the common stock of Merger Sub shall evidence ownership of such shares of capital stock of the Surviving Corporation.

                  (e) No fractional shares of Purchaser Common Stock will be issued in connection with the Merger. In lieu of such issuance, each Icarian Stockholder who would otherwise be entitled to receive a fraction of a share of Purchaser Common Stock, computing after aggregating all shares of Purchaser Common Stock to be received by such holder pursuant to Section 2.6(a), will instead receive from the Purchaser, upon surrender of such holder's share certificates as provided herein, an amount of cash (rounded to the nearest whole cent) equal to the product obtained by multiplying (a) the Merger Price Per Share, by (b) the fraction of a share of Purchaser Common Stock that such holder would otherwise have been entitled to receive.

                  (f) Notwithstanding anything to the contrary herein, if the Purchaser recapitalizes, either through a subdivision (or stock split) of any of its outstanding shares of Purchaser Common Stock into a greater number of such shares, or a combination (or reverse stock split) of any of its outstanding shares of Purchaser Common Stock into a lesser number of such shares, or reorganizes, reclassifies or otherwise changes its outstanding shares of Purchaser Common Stock into the same or a different number of shares of other classes or series of stock of the Purchaser (other than through a subdivision or combination of shares provided for in the preceding clause), or declares a dividend or other distribution on its outstanding shares payable in shares of Purchaser Common Stock, in shares or securities convertible into shares of Purchaser Common Stock and/or other equity securities of the Purchaser (each, a "Capital Change"), at any time after the date of this Agreement and prior to the Effective Time, then the Merger Price Per Share and the Purchase Price will be appropriately adjusted.



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                  (g)      Holders of shares of capital stock of the Corporation
                           who have complied with all requirements for perfecting (i) stockholders' rights of appraisal, as set forth in Section 262 of the Delaware Law, shall be entitled to their rights under the Delaware Law, or (ii) shareholders' dissenting rights, as set forth in Section 1300 et. seq. under the California General Corporation Law ("California Law"), shall be entitled to their rights under the California Law, with respect to such shares ("Dissenting Shares").

                  (h) Prior to the Closing Date, Purchaser and the Corporation will calculate and set forth in Schedule 2.6(h) (to be attached hereto at the Closing) the number of Exchange Shares and amount of Escrow Cash issuable to each Icarian Stockholder at the Effective Time in accordance with this Section 2.6, subject to
                           Section 2.7."

         3. Modification of Section 2.7. Section 2.7 of the Agreement is hereby amended and restated in its entirety as follows:

         "2.7     Escrow.

                  (a) Immediately following the Closing, the Purchaser shall deliver the Escrow Cash to Perley-Robertson, Hill & McDougall LLP (the "Escrow Agent"), as escrow agent, to be held by Escrow Agent as collateral for the Corporation's indemnification obligations under
                           Article 10 and pursuant to the provisions of an escrow agreement (the "Escrow Agreement") in a form to be mutually agreed by the parties hereto prior to Closing and, upon such agreement, to be attached hereto as Exhibit 2.7.

                  (b) The Escrow Cash will be held by the Escrow Agent from the date it is deposited by Purchaser until the date that is twelve (12) months after the Closing Date (the "Escrow Period") and invested by the Escrow Agent as provided in the Escrow Agreement. Following the Escrow Period, any Escrow Cash remaining in the escrow account shall be paid to the Icarian Stockholders in accordance with the Escrow Agreement.

                  (c) In the event that the Merger is approved by the Icarian Stockholders as provided herein, the Icarian Stockholders shall, without any further act of any Icarian Stockholder, be deemed to have consented to and approved (i) the use of the Escrow Cash as collateral for the Corporation's indemnification obligations under Article 10 in the manner set forth in Article 10 and the Escrow Agreement, (ii) the appointment of Apax Partners as the representative of the Icarian Stockholders (the "Stockholder Representative") with respect to the matters set forth in Article 10 and under the Escrow Agreement and as the attorney-in-fact and agent for and on behalf of each Icarian Stockholder (other than holders of Dissenting Shares), and the taking by the Stockholder Representative of any and all actions and the making of any decisions required or permitted to be taken by him under the Escrow Agreement (including, without limitation, the exercise of the power to: authorize delivery to the Purchaser of Escrow Cash in satisfaction of claims by the Purchaser; agree to, negotiate, enter into settlements and compromises of and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims; resolve any claim made pursuant to Article 10; and take all actions necessary in the judgment of the Stockholder Representative for the accomplishment of the foregoing) and (iii) to all of the other terms, conditions and limitations in the Escrow Agreement."



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         3. Modification of Sections 3.1(a)-(c). Sections 3.1(a)-(c) of the
Agreement are hereby amended and restated in their entirety as follows:

         "3.1 Surrender Procedures.

              (a) Purchaser shall act as its own exchange agent in the Merger (except for the Escrow Cash).

              (b) At or as soon as practicable after the Effective Time, each Icarian Stockholder shall surrender to the Purchaser for cancellation the share certificates representing the Icarian Shares that are not Dissenting Shares (the "Certificates"), in each case duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record (to the extent that such Icarian Stockholder has not surrendered its Certificates and/or such executed irrevocable security transfer powers of attorney to the Purchaser at or prior to the Effective
                       Time). On or prior to Closing, each Icarian Stockholder who is entitled to receive Exchange Shares pursuant to the Distribution Mechanism shall deliver a duly executed Transmittal Letter together with such holder's Certificate(s) (or an affidavit of lost certificate as described in Section 3.1(c) below) to the Purchaser. At the Closing, subject to receipt of such Transmittal Letter and Certificates (or affidavits of lost certificate), the Purchaser will issue to each tendering Icarian Stockholder a certificate for the number of Exchange Shares to which such Icarian Stockholder is entitled pursuant to Section 2.6(a) hereof and pay such Icarian Stockholder any cash payable in lieu of a fractional share to which such Icarian Stockholder may be entitled pursuant to Section 2.6(e) hereof.

              (c) In the event any Certificates shall have been lost, stolen or destroyed, the Purchaser shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof and the posting of reasonable bond therefore, such number of Exchange Shares and cash for fractional shares, if any, as may be required pursuant to
                       Section 2.6, any dividends or distributions payable pursuant to Section 3.1(d), and, subject to Section 2.7, the amount of Escrow Cash that may be payable pursuant to
                       Section 2.6."

         4. Addition of Section 9.1(g). The following section is hereby inserted into the Agreement immediately following Section 9.1(f):

              "(g) Not, without the prior written consent of the Purchaser, which consent shall not be withheld unreasonably, incur or commit to incur any expenditure which individually equals or exceeds U.S.$5,000."

         5. Modification of Sections 10.1(d)-(f) and (h). Sections 10.1(d)-(f) and (h) of the Agreement are hereby amended and restated in their entirety as follows:

              "(d)     Intentionally Omitted.

              (e) the foregoing indemnity shall be subject to the limitation that, for Claims made in connection with any representation or warranty contained in Article 5, Purchaser shall not, absent fraud, be required to pay any amount in excess of the value of the Escrow Cash;


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            (f)        the foregoing indemnity shall be subject to the
                       limitation that, for Claims made in connection with any representation or warranty contained in Article 4, the aggregate liability of the Corporation and the Icarian Stockholders for such Claims will not exceed, absent fraud, the Escrow Cash;

            ...

            (h) in no event shall any Icarian Stockholder who does not receive the right to receive Escrow Cash pursuant to
                       Section 2.6 be liable for any indemnification claims hereunder; and"

         6. Modification of Section 10.3. Section 10.3 of the Agreement is hereby amended and restated in its entirety as follows:

         "10.3 Recovery for Indemnification Claims. In the event that Purchaser is entitled to indemnification from the Icarian Stockholders pursuant to the terms of this Agreement for any Claims, such indemnification shall only be recovered by deducting the amount of such Claims from the Escrow Cash by instructing the Escrow Agent to return an amount of the Escrow Cash to the Purchaser equal to the value of such Claim. The right to obtain indemnification from, and only from, the Escrow Cash pursuant to the indemnification provisions of this Article 10 and the Escrow Agreement shall be the Purchaser's sole and exclusive remedy for any breach by the Corporation of the terms of this Agreement or any Claims described in Section 10.1."

         7. Miscellaneous.

            (a) Survival. Except as modified hereby, the Agreement continues in full force and effect, unmodified in any way.

            (b) Governing Law. This Amendment shall be governed and construed in accordance with the laws of the State of Delaware and the federal laws of the United States of America applicable in the State of Delaware, and without regard to the conflict of laws principles applicable in such jurisdiction.

            (c) Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same amendment.

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         IN WITNESS WHEREOF, the parties hereto have executed this Amendment and have caused this Amendment to be delivered as of the date first above written.


WORKSTREAM INC.                                               ICARIAN, INC.


By:/s/ Michael F. Mullarkey                    By:/s/ Ed Koepfler
   ----------------------------------             ------------------------------
   Michael F. Mullarkey                           Ed Koepfler
   Chief Executive Officer                        Chief Executive Officer


WORKSTREAM ACQUISITION, INC.


By:/s/ Michael F. Mullarkey
   ----------------------------------
   Michael F. Mullarkey
   Director





          [Signature Page to Amendment to Agreement and Plan of Merger]